UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 [Rule 13d-101]

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO ss. 24.13d-1(a) AND
              AMENDMENT THERETO FILED PURSUANT TO ss. 240.13D-2(a)

                             HANA BIOSCIENCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    40963P105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           James E. Flynn
                           Deerfield Capital, L.P.
                           780 Third Avenue, 37th Floor
                           New York, New York  10017
                           (212) 551-1600

                           With a copy to:

                           Mark I. Fisher, Esq.
                           Elliot Press, Esq.
                           Katten Muchin Rosenman LLP
                           575 Madison Avenue
                           New York, New York  10022
                           (212) 940-8800

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 October 8, 2009
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 18 Pages)

                                  SCHEDULE 13D
CUSIP No. 40963P105                                           Page 2 of 18 Pages
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS

          Deerfield Capital, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY           0
      OWNED BY      ------------------------------------------------------------
        EACH        8      SHARED VOTING POWER
     REPORTING
       PERSON              15,356,157 Shares (1)
        WITH        ------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           0
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           15,356,157 Shares (1)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,356,157 Shares (1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.83% (2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

(1) Comprised of 14,057,212 shares of common stock and warrants to purchase 1,298,945 shares of common stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.

(2) Based on 76,145,146 outstanding shares of common stock of the Company as of October 8, 2009, as set forth in Exhibit 10.1 to the Company's current report on Form 8-K, filed with the Securities and Exchange Commission on October 8, 2009.

                                  SCHEDULE 13D
CUSIP No. 40963P105                                           Page 3 of 18 Pages
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS

          Deerfield Special Situations Fund, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY           0
      OWNED BY      ------------------------------------------------------------
        EACH        8      SHARED VOTING POWER
     REPORTING
       PERSON              2,009,974 Shares (3)
        WITH        ------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           0
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           2,009,974 Shares (3)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,009,974 Shares (3)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.64% (4)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

(3) Comprised of 1,924,316 shares of common stock and warrants to purchase 85,658 shares of common stock.

(4) See footnote 2 above.

                                  SCHEDULE 13D
CUSIP No. 40963P105                                           Page 4 of 18 Pages
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS

          Deerfield Private Design Fund, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY           0
      OWNED BY      ------------------------------------------------------------
        EACH        8      SHARED VOTING POWER
     REPORTING
       PERSON              5,111,588 Shares (5)
        WITH        ------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           0
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           5,111,588 Shares (5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,111,588 Shares (5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.67% (6)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

(5) Comprised of 4,646,899 shares of common stock and warrants to purchase 464,689 shares of common stock.

(6) See footnote 2 above.

                                  SCHEDULE 13D
CUSIP No. 40963P105                                           Page 5 of 18 Pages
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS

          Deerfield Private Design International, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
--------------------------------------------------------------------------------
     NUMBER OF      7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY           0
      OWNED BY      ------------------------------------------------------------
        EACH        8      SHARED VOTING POWER
     REPORTING
       PERSON              8,234,595 Shares (7)
        WITH        ------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           0
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           8,234,595 Shares (7)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,234,595 Shares (7)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.71% (8)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

(7) Comprised of 7,485,997 shares of common stock and warrants to purchase 748,598 shares of common stock.

(8) See footnote 2 above.

                                  SCHEDULE 13D
CUSIP No. 40963P105                                           Page 6 of 18 Pages
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS

          Deerfield Management Company, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
     NUMBER OF      7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY           0
      OWNED BY      ------------------------------------------------------------
        EACH        8      SHARED VOTING POWER
     REPORTING
       PERSON              3,608,798 Shares (9)
        WITH        ------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           0
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           3,608,798 Shares (9)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,608,798 Shares (9)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.73% (10)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

(9) Comprised of 3,451,799 shares of common stock and warrants to purchase 156,999 shares of common stock held by Deerfield Special Situations Fund International Limited.

(10) See footnote 2 above.

                                  SCHEDULE 13D
CUSIP No. 40963P105                                           Page 7 of 18 Pages
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS

          Deerfield Special Situations Fund International Limited
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
--------------------------------------------------------------------------------
     NUMBER OF      7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY           0
      OWNED BY      ------------------------------------------------------------
        EACH        8      SHARED VOTING POWER
     REPORTING
       PERSON              3,608,798 Shares (11)
        WITH        ------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           0
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           3,608,798 Shares (11)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,608,798 Shares (11)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.73% (12)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

(11) Comprised of 3,451,799 shares of common stock and warrants to purchase 156,999 shares of common stock.

(12) See footnote 2 above.

                                  SCHEDULE 13D
CUSIP No. 40963P105                                           Page 8 of 18 Pages
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS

          James E. Flynn
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
     NUMBER OF      7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY           0
      OWNED BY      ------------------------------------------------------------
        EACH        8      SHARED VOTING POWER
     REPORTING
       PERSON              18,964,955 Shares (13)
        WITH        ------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           0
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           18,964,955 Shares (13)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,964,955 Shares (13)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.44% (14)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

(13) Comprised of 17,509,011 shares of common stock and warrants to purchase 1,455,944 shares of common stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International Limited.

(14) See footnote 2 above.

CUSIP No. 40963P105                                           Page 9 of 18 Pages

      This Schedule 13D is filed by (i) Deerfield Capital, L.P. ("Deerfield Capital"), (ii) Deerfield Special Situations Fund, L.P. ("Deerfield Special Situations Fund"), (iii) Deerfield Private Design Fund, L.P. ("Deerfield Private Design Fund"), (iv) Deerfield Private Design International, L.P. ("Deerfield Private Design International"), (v) Deerfield Management Company, L.P. ("Deerfield Management"), (vi) Deerfield Special Situations Fund International Limited ("Deerfield Special Situations International") and (vii) James E. Flynn, a natural person ("Flynn" and collectively with Deerfield Capital, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Deerfield Special Situations International, the "Reporting Persons"), with respect to the securities of Hana Biosciences, Inc.

Item 1.           Security and Issuer

      This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Hana Biosciences, Inc. (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 7000 Shoreline Court, Suite 370, South San Francisco, CA 94080.

Item 2.           Identity and Background

(a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by the Reporting Persons.

(b) The address of the principal business and/or principal office of Deerfield Capital, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Flynn is 780 Third Avenue, 37th Floor, New York, New York 10017. The address of the principal business and/or principal office of Deerfield Special Situations International is c/o Bisys Management, Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, British Virgin Islands.

(c) Flynn is the managing member of the general partner of each of Deerfield Capital and Deerfield Management. Deerfield Capital is the general partner of Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International, and Deerfield Management is the investment manager of Deerfield Special Situations International. Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International and Deerfield Special Situations International purchase, hold and sell securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d) During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person's knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 40963P105                                          Page 10 of 18 Pages

(e) During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person's knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Deerfield Capital, Deerfield Special Situations Fund and Deerfield Private Design Fund are each organized under the laws of Delaware. Deerfield Management is organized under the laws of New York. Deerfield Private Design International and Deerfield Special Situations International are each organized under the laws of the British Virgin Islands. Flynn is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 19, 2000, a copy of which is attached hereto as Exhibit 99.1.

Item 3.           Source and Amount of Funds or Other Consideration.

Deerfield Special Situations Fund utilized available cash assets in the aggregate amount of approximately $2,352,764.47, as well as $227,793.03 of Warrant Redemption Price (as defined in Item 6 below), to acquire the 1,924,316 shares of Common Stock and warrants to purchase 85,658 shares of Common Stock reported herein as being held by it. Deerfield Private Design Fund utilized available cash assets in the aggregate amount of approximately $158,306.64, as well as $1,235,763.41 of Warrant Redemption Price, to acquire the 4,646,899 shares of Common Stock and warrants to purchase 464,689 shares of Common Stock reported herein as being held by it. Deerfield Private Design International utilized available cash assets in the aggregate amount of approximately $255,026.44, as well as $1,990,772.73 of Warrant Redemption Price, to acquire the 7,485,997 shares of Common Stock and warrants to purchase 748,598 shares of Common Stock reported herein as being held by it. Deerfield Special Situations Fund utilized available cash assets in the aggregate amount of approximately $4,179,164.98, as well as $417,514.60 of Warrant Redemption Price, to acquire the 3,451,799 shares of Common Stock and warrants to purchase 156,999 shares of Common Stock reported herein as being held by it. Cash funds for the purchase of the Common Stock and warrants to purchase Common Stock were derived from general working capital, and includes funds provided by investors in Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International and Deerfield Special Situations International, respectively. The Warrant Redemption Price was derived from the redemption of the Loan Warrants (as defined in Item 6 below), as further described in Item 6 below.

Item 4.           Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock and the warrants to purchase shares of Common Stock solely for investment purposes.

CUSIP No. 40963P105                                          Page 11 of 18 Pages

Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

(a)

         (1)      Reporting Persons

                  Number of shares: 18,964,955 (15)

                  Percentage of shares: 24.44% (16)

         (2)      Deerfield Capital

                  Number of shares: 15,356,157 (1)

                  Percentage of shares: 19.83% (16)

         (3)      Deerfield Special Situations Fund

                  Number of shares: 2,009,974 (3)

                  Percentage of shares: 2.64% (16)

         (4)      Deerfield Private Design Fund

                  Number of shares: 5,111,588 (5)

                  Percentage of shares: 6.67% (16)

         (5)      Deerfield Private Design International

                  Number of shares: 8,234,595 (7)

                  Percentage of shares: 10.71% (16)

          (6)     Deerfield Management

                  Number of shares: 3,608,798 (9)

                  Percentage of shares: 4.73% (16)

CUSIP No. 40963P105                                          Page 12 of 18 Pages

         (7)      Deerfield Special Situations International

                  Number of shares: 3,608,798 (11)

                  Percentage of shares: 4.73% (16)

         (8)      Flynn

                  Number of shares: 18,964,955 (13)

                  Percentage of shares: 24.44% (16)

(b)

         (1)      Deerfield Capital

                  Sole power to vote or direct the vote: 0

                  Shared power to vote or direct the vote: 15,356,157 shares (1)

                  Sole power to dispose or to direct the disposition: 0

                  Shared power to dispose or direct the disposition: 15,356,157 shares (1)

         (2)      Deerfield Special Situations Fund

                  Sole power to vote or direct the vote: 0

                  Shared power to vote or direct the vote: 2,009,974 shares (3)

                  Sole power to dispose or to direct the disposition: 0

                  Shared power to dispose or direct the disposition: 2,009,974 shares (3)

         (3)      Deerfield Private Design Fund

                  Sole power to vote or direct the vote: 0

                  Shared power to vote or direct the vote: 5,111,588 shares (5)

                  Sole power to dispose or to direct the disposition: 0

                  Shared power to dispose or direct the disposition: 5,111,588 shares (5)

         (4)      Deerfield Private Design International

                  Sole power to vote or direct the vote: 0

                  Shared power to vote or direct the vote: 8,234,595 shares (7)

CUSIP No. 40963P105                                          Page 13 of 18 Pages

                  Sole power to dispose or to direct the disposition: 0

                  Shared power to dispose or direct the disposition: 8,234,595 shares (7)

         (5)      Deerfield Management

                  Sole power to vote or direct the vote: 0

                  Shared power to vote or direct the vote: 3,608,798 shares (9)

                  Sole power to dispose or to direct the disposition: 0

                  Shared power to dispose or direct the disposition: 3,608,798 shares (9)

         (6)      Deerfield Special Situations International

                  Sole power to vote or direct the vote: 0

                  Shared power to vote or direct the vote: 3,608,798 shares (11)

                  Sole power to dispose or to direct the disposition: 0

                  Shared power to dispose or direct the disposition: 3,608,798 shares (11)

         (7)      Flynn

                  Sole power to vote or direct the vote: 0

                  Shared power to vote or direct the vote: 18,964,955
                                                           shares (13)

                  Sole power to dispose or to direct the disposition: 0

                  Shared power to dispose or direct the disposition: 18,964,955 shares (13)

Flynn is the managing member of the general partner of each of Deerfield Capital and Deerfield Management. Deerfield Capital is the general partner of Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International. Deerfield Management is the investment manager of Deerfield Special Situations International.

(15) Comprised of 17,509,011 shares of common stock and warrants to purchase 1,455,944 shares of common stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International Limited.

(16) See footnote 2 above.

CUSIP No. 40963P105                                          Page 14 of 18 Pages

(c) The following table sets forth the transactions effected by the Reporting Persons in the shares of Common Stock of the Company during the 60 days prior to the date of filing of this Schedule 13D. All such transactions were purchases of shares of the Company's Common Stock and warrants to purchase shares of the Company's Common Stock in the Private Placement (as defined in Item 6 below).

----------------------------------------------------------------------------------------------------
           Date                Buyer              Number of Shares of Common           Price
                                                        Stock Purchased
----------------------------------------------------------------------------------------------------
October 8, 2009    Deerfield Special Situations   856,580 shares of Common      $0.60 per unit (17)
                   Fund                           Stock and warrants to
                                                  purchase 85,658 shares of
                                                  Common Stock
----------------------------------------------------------------------------------------------------
October 8, 2009    Deerfield Private Design Fund  4,646,899 shares of Common    $0.60 per unit (17)
                                                  Stock and warrants to
                                                  purchase shares 464,689 of
                                                  Common Stock
----------------------------------------------------------------------------------------------------
October 8, 2009    Deerfield Private Design       7,485,997 shares of Common    $0.60 per unit (17)
                   International                  Stock and warrants to
                                                  purchase 748,598 shares of
                                                  Common Stock
----------------------------------------------------------------------------------------------------
October 8, 2009    Deerfield Special Situations   1,570,000 shares of Common    $0.60 per unit (17)
                   International                  Stock and warrants to
                                                  purchase 156,999 shares of
                                                  Common Stock
----------------------------------------------------------------------------------------------------

(17) The per unit purchase price in the Private Placement (as defined in Item 6 below) was $0.60 per unit. Pursuant to the terms of the Private Placement, each unit was comprised of (i) one share of Common Stock and (ii) a seven-year warrant to purchase one-tenth of a share of Common Stock.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock and warrants to purchase Common Stock held by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Deerfield Special Situations Fund, Deerfield Special Situations International, Deerfield Private Design Fund and Deerfield Private Design International (collectively, the "Deerfield Funds") are each holders of Promissory Notes issued by the Company in the form attached as Exhibit 4.9 to the Company's Form 10-K for the year ended December 31, 2007 (the "Promissory Notes"), pursuant to

CUSIP No. 40963P105                                          Page 15 of 18 Pages

that certain Facility Agreement, dated October 30, 2007, by and among the Company and the Deerfield Funds, a copy of which is attached as Exhibit 10.24 to the Company's Form 10-K for the year ended December 31, 2007 (the "Facility Agreement"). The Deerfield Funds are also party to a Security Agreement, dated October 30, 2007, by and among the Company and the Deerfield Funds, a copy of which is attached as Exhibit 10.25 to the Company's Form 10-K for the year ended December 31, 2007 (the "Security Agreement"), which secures the Company's obligations to the Deerfield Funds under the Promissory Notes and Facility Agreement.

On October 30, 2007, the Company issued to each Deerfield Fund Warrants to purchase Common Stock in the forms attached as Exhibit 4.1 and Exhibit 4.2 of the Company's Registration Statement on Form S-3 filed on November 19, 2007 (the "Loan Warrants"), which were issued by the Company in connection with transactions contemplated by the Facility Agreement. The terms of the Loan Warrants provided that upon the occurrence of certain events (including a delisting of the Common Stock, which occurred effective September 10, 2009), the Company would pay to the holder an amount equal to the Black Scholes value of the respective Loan Warrant (such amount, the "Warrant Redemption Price"). The Deerfield Funds entered into the letter agreement attached as Exhibit 10.1 to the Company's report on Form 8-K filed on September 10, 2009 (the "Letter Agreement"), pursuant to which in lieu of satisfying the Warrant Redemption Price in cash, the Company was permitted to satisfy such obligation, at the Deerfield Funds' election, upon the completion by the Company of a qualified financing on or prior to June 30, 2010 by the issuance to the Deerfield of the same type of securities that Deerfield would have received had the Warrant Redemption Price been invested in such financing.

On October 8, 2009, the Company consummated a qualified financing (the "Private Placement") pursuant to a Securities Purchase Agreement, dated October 7, 2009 by and among the Company, the Deerfield Funds and the other investors party thereto, a copy of which is attached as Exhibit 10.1 to the Company's current report on Form 8-K filed on October 8, 2009 (the "Securities Purchase Agreement"). Pursuant to the terms of the Securities Purchase Agreement, the Deerfield Funds purchased an aggregate of 14,559,476 shares of Common Stock and warrants to purchase 1,455,944 shares of Common Stock in the form attached as
Exhibit 4.2 to the Company's current report on Form 8-K filed on October 8, 2009 (the "New Warrants") in exchange for $496,000 in cash and application of the $3,871,843.77 of Warrant Redemption Price, and the Loan Warrants were cancelled.

Item 7.           Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement dated as of October 19, 2009 by and among the Reporting Persons.*

Exhibit 99.2      Power of Attorney.*

Exhibit 99.3      Form of Promissory Note (incorporated by reference to
                  Exhibit 4.9 of the Company's annual report on Form 10-K for the year ended December 31, 2007).

Exhibit 99.4      Form of Series A Loan Warrant (incorporated by reference to
                  Exhibit 4.1 of the Company's Registration Statement on Form S-3 filed on November 19, 2007.

CUSIP No. 40963P105                                          Page 16 of 18 Pages

Exhibit 99.5      Form of Series B Loan Warrant (incorporated by reference to
                  Exhibit 4.2 of the Company's Registration Statement on Form S-3 filed on November 19, 2007.

Exhibit 99.6 Form of New Warrant (incorporated by reference to Exhibit 4.2 of the Company's current report on Form 8-K filed on October 8, 2009).

Exhibit 99.7      Facility Agreement (incorporated by reference to Exhibit
                  10.24 of the Company's annual report on Form 10-K for the year ended December 31, 2007).

Exhibit 99.8 Security Agreement (incorporated by reference to Exhibit 10.25 of the Company's annual report on Form 10-K for the year ended December 31, 2007).

Exhibit 99.9 Letter Agreement (incorporated by reference to Exhibit 10.1 of the Company's current report on Form 8-K filed on September 10, 2009).

* Filed herewith.

CUSIP No. 40963P105                                          Page 17 of 18 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2009

                            DEERFIELD CAPITAL, L.P.

                            By:  J.E. Flynn Capital LLC, General Partner

                            By:         /s/ Darren Levine
                                        ----------------------------------------
                            Name:       Darren Levine
                            Title:      Authorized Signatory


                            DEERFIELD SPECIAL SITUATIONS FUND, L.P.

                            By:  Deerfield Capital, L.P., General Partner

                            By:  J.E. Flynn Capital LLC, General Partner

                            By:         /s/ Darren Levine
                                        ----------------------------------------
                            Name:       Darren Levine
                            Title:      Authorized Signatory


                            DEERFIELD PRIVATE DESIGN FUND, L.P.

                            By:  Deerfield Capital, L.P., General Partner

                            By:  J.E. Flynn Capital LLC, General Partner

                            By:         /s/ Darren Levine
                                        ----------------------------------------
                            Name:       Darren Levine
                            Title:      Authorized Signatory


                            DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

                            By:  Deerfield Capital, L.P., General Partner

                            By:  J.E. Flynn Capital LLC, General Partner

                            By:         /s/ Darren Levine
                                        ----------------------------------------
                            Name:       Darren Levine
                            Title:      Authorized Signatory

CUSIP No. 40963P105                                          Page 18 of 18 Pages

                            DEERFIELD MANAGEMENT COMPANY, L.P.

                            By:  Flynn Management LLC, General Partner

                            By:         /s/ Darren Levine
                                        ----------------------------------------
                            Name:       Darren Levine
                            Title:      Authorized Signatory


                            DEERFIELD SPECIAL SITUATIONS FUND
                            INTERNATIONAL LIMITED

                            By: Deerfield Management Company, L.P., Investment Manager

                            By:  Flynn Management LLC, General Partner

                            By:         /s/ Darren Levine
                                        ----------------------------------------
                            Name:       Darren Levine
                            Title:      Authorized Signatory


                            JAMES E. FLYNN

                            /s/ Darren Levine
                            ----------------------------------------------------
                            Darren Levine, Attorney-in-Fact

CUSIP No. 40963P105

                                   Schedule A

                   General Partner of Deerfield Capital, L.P.

The general partner of Deerfield Capital is J.E. Flynn Capital LLC. The address of the principal business and/or principal office of Deerfield Capital and J.E. Flynn Capital LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

           General Partner of Deerfield Special Situations Fund, L.P.

The general partner of Deerfield Special Situations Fund is Deerfield Capital. The address of the principal business and/or principal office of Deerfield Capital and Deerfield Special Situations LP is 780 Third Avenue, 37th Floor, New York, New York 10017.

             General Partner of Deerfield Private Design Fund, L.P.

The general partner of Deerfield Private Design Fund is Deerfield Capital. The address of the principal business and/or principal office of Deerfield Capital and Deerfield Special Situations LP is 780 Third Avenue, 37th Floor, New York, New York 10017.

         General Partner of Deerfield Private Design International, L.P.

The general partner of Deerfield Private Design International is Deerfield Capital. The address of the principal business and/or principal office of Deerfield Capital and Deerfield Special Situations LP is 780 Third Avenue, 37th Floor, New York, New York 10017.

              General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

             Directors and Executive Officers of Deerfield Special
                     Situations Fund International Limited

The directors and officers of Deerfield Special Situations International are Peter Young, James E. Flynn and Graham Cook. Peter Young's and Graham Cook's principal business is as corporate directors. James E. Flynn is the managing member of the general partner of Deerfield Capital and Deerfield Management. The address of the principal business and/or principal office of Peter Young and Graham Cook is Deerfield Special Situations International, c/o Bisys Management, Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, British Virgin Islands. The address of the principal business and/or principal office of James
E. Flynn is 780 Third Avenue, 37th Floor, New York, New York 10017.